PRESS RELEASE



Globex Mining Enterprises Inc.

"At Home in North America"
19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

December 9, 2009

GOLD RESULTS REPORTED FROM GLOBEX ROYALTY PROPERTY BY ROCMEC AT RUSSIAN KID (ROCMEC 1) MINE, QUEBEC

SUPPL

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Rocmec Mining Inc. has announced gold assay results from the first drill hole (RS-01-09) of the recently started drill campaign at the Russian Kid (Rocmec 1) mine in Dasserat Township Quebec.

Rocmec reported in their press release issued today that four gold zones were intersected. Intersections include **18.96 g/t Au over 0.96 m, 10.33 g/t Au over 0.49 m, 28.26 g/t Au over 0.07 m and 38.40 g/t Au over 0.05 m.** The mineralization occurs in shear zones and narrow quartz-calcite veins typical of the mineralization intersected in previous drilling and reported by Rocmec in their NI 43-101 technical report of March 19, 2007.

The samples were analyzed for gold at SGS Lakefield's laboratory at Lakefield, Ontario.

Rocmec acquired the Russian Kid property from Globex in order to test and use their patented narrow vein mining method. A large bulk sample has already been mined from the property utilizing this method and a small mill has been installed underground to process material recovered from narrow high grade gold bearing veins.

Please see Rocmec's press release of today's date for details and additional information on the drill program.

Globex maintains a 5% Gross Metal Royalty on the first 25,000 ounces of gold produced from the Russian Kid mine (Rocmec 1) and a 3% Gross Metal Royalty on all production thereafter.



This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com



PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

December 10, 2009

HIGH GRADE GOLD VALUES – LAKE COLNET PROPERTY, QUEBEC

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to update shareholders on work undertaken on Globex's 100% owned **Lake Colnet Property** in Montbray Township, Quebec, 27 kilometres west of Rouyn-Noranda.

Over the last several months, an exploration program has been carried out on the property. Initial work consisted of line cutting and prospecting which was followed by mapping and rock sampling of mineralization encountered during the prospecting and mapping phases of the exploration program.

The results of the sampling of most economic interest are listed below. Samples are grab samples unless otherwise indicated.

Sample Type	Assays	Sample Type	Assays
Gold Assays	**Au (g/t)**	**Zinc Assays**	**Zn (%)**
Outcrop	**11.00**	Outcrop	**6.72**
Outcrop	2.13	Trench rubble	1.21
Outcrop	2.57	Trench rubble	2.73
Outcrop	**13.48**	Outcrop	1.49
Outcrop	2.30	Outcrop (channel sample 1.27m)	2.88
Outcrop	5.28	Outcrop (channel sample 1.47m)	2.12
Outcrop	5.01		
Outcrop	2.43		
Outcrop	2.81		
Outcrop (average 2 assays)	**11.69**		
Boulder (2 to 3 metres diameter) Average 4 assays	**17.78**		
Boulder (2 to 3 metres diameter) Average 4 assays	**10.37**		

Considering the elevated gold and zinc values found at several separate locations on the property, it was decided that magnetometer and induced polarization surveys should be undertaken.

Survey results have now been received and indicate geophysical anomalies in at least two of the areas of gold and zinc mineralization. Additional work is planned based upon the results to date.

Delivery and Sample Preparation

All samples were delivered to Expert Laboratories Inc., located at 127 Boulevard Industriel, Rouyn-Noranda, Quebec. The laboratory conducted all aspects of the sample preparation. Samples were dried and crushed to pass a -100 mesh screen. A 300-gram subsample was taken for pulverization to a nominal -200 mesh with the remaining crushed rejects being retained.

Gold Assaying

A 29.166-gram sub-sample of this pulp (1 assay-ton) was taken and was fused following the standard procedures used in a fire assay method. The gold content of all samples was determined using Atomic Absorption Spectroscopy (Method Code: Au FA-GEO, lower detection limit 5 ppb). Any samples found to contain greater than 1 g/t Au were to be subjected to a re-assay, whereby the gold content was determined using a gravimetric fire assay method.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain “forward looking statements”. These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the “Annual Information Form” filed by the Company on SEDAR at www.sedar.com



PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

December 8, 2009

GLOBEX'S NORDEAU ROYALTY PROPERTY SIGNIFICANT GOLD INTERSECTIONS

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Plato Gold Corp. (PGC-TSX-V) has reported two intersections of significant gold mineralization at the Nordeau Gold Property, optioned from Globex.

Nordeau's press release of today's date reports the following intersections spaced 150 meters apart.

Hole #	Interval Length (m)	Au (g/t)
NE 09-01	5.50	**14.35**
NE 09-02	6.70	**8.01**

Assays are pending from several additional drill holes.

Globex retains a 2% Gross Metal Royalty (i.e. two percent of any gold produced with no charges whatsoever) and a 10% Net Profit Interest on any mineral production from the property. In addition, 1.5 million Plato shares are due to Globex over the next 2 years and cash payment of $125,000, $75,000 and $100,000 on December 31st, 2009, 2010 and 2011 respectively.

Shareholders are directed to Plato's press release of today's date for further details.

Assaying was done by ALS-Chemex Laboratories Ltd. of Val D'Or, Quebec, an accredited laboratory.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements